EXHIBIT 99.26



                               BANRO CORPORATION
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                                  PRESS RELEASE
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                BANRO APPOINTS PETER COWLEY AS PRESIDENT AND CEO


Toronto, Canada - June 1, 2004 - Banro Corporation (TSX-V - "BNR") (the "Company") is pleased to announce the appointment of Mr. Peter Cowley as President and Chief Executive Officer of the Company. Up until recently, Mr. Cowley was Managing Director of Ashanti Exploration, the exploration division of Ashanti Goldfields Company. Mr. Cowley was appointed a non-executive director of the Company in January of this year.

Mr. Cowley has over 30 years of international experience in the mining industry, primarily in Africa. He holds a M.Sc. from the Royal School of Mines and a MBA from the Strathclyde Business School and is a Fellow of the Institute of Materials, Minerals and Mining.

In his position with Ashanti and previously as Group Technical Director of Cluff Resources, Mr. Cowley was directly responsible for the discovery of the Geita gold mine in Tanzania where total measured and indicated resources exceed 14 million ounces.

Commenting on Mr. Cowley's appointment, Arnold Kondrat, the outgoing interim President and CEO of the Company stated, "We are extremely pleased that Peter has joined us in a full time capacity. His proven track record of discovering and developing gold mines in Africa will be invaluable in fully realizing the potential of our extensive and prospective landholdings on the Twangiza-Namoya gold belt in the Democratic Republic of Congo."

Mr. Kondrat has assumed the role of Executive Vice-President of the Company and will remain a director of the Company.

For further information, please contact:

Arnold T. Kondrat
Executive Vice-President
Phone: (416) 366-2221
Fax:   (416) 366-7722


Banro Corporation is a Canadian based company focused on the exploration of its wholly owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.